Exhibit 99.51

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Orla Mining Ltd. (the “Company”)

Suite 202 - 595 Howe Street
Vancouver, British Columbia
V6C 2T5

Item 2	Date of Material Change

October 20, 2019

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated by the Company on October 21, 2019 through Newswire and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On October 20, 2019, the Company entered into a commitment letter (the “Commitment Letter”) with Trinity Capital Partners Corporation (“Trinity Capital”) with respect to a secured project finance facility of up to US$125 million (“Facility”) for the development of the Camino Rojo Oxide Gold Project located in Zacatecas, Mexico (the “Camino Rojo Project”). The Facility is being arranged by Trinity Capital and will include a syndicate of lenders led by Pierre Lassonde, Agnico Eagle Mines Limited (“Agnico Eagle”) and Trinity Capital.

Item 5	Full Description of Material Change

On October 20, 2019, the Company entered into the Commitment Letter with Trinity Capital with respect to the Facility for the development of the Camino Rojo Project. The Facility is being arranged by Trinity Capital and will include a syndicate of lenders led by Pierre Lassonde, Agnico Eagle and Trinity Capital.

In connection with the Commitment Letter, Mr. Lassonde, Agnico Eagle and Trinity Capital have collectively committed to provide an initial tranche of an aggregate of US$25 million, which the Company may draw, at its option, prior to final syndication and completion of definitive documentation relating to the Facility and prior to final receipt of required mine permits. This initial advance will provide the Company with the flexibility to order long lead items and maintain an efficient construction schedule. The balance of the Facility will be available subject to the completion of definitive documentation, the satisfaction of certain conditions precedent and syndication (“Closing”), which is being arranged by Trinity Capital.

Key terms of the Facility will include:

•	Term of 5.0 years.

•	Up to US$125 million, with an early drawdown option:

o	US$25 million is committed and, subject to satisfaction of certain conditions precedent, will be available for drawdown prior to Closing at the Company’s option (the “Initial Tranche”).

o	Two subsequent tranches of US$50 million each, available for drawdown upon Closing and after satisfaction of conditions precedent, including the receipt of key permits required for the development of Camino Rojo.

•	Interest rate of 8.8% per annum.

•	32.5 million common share purchase warrants to be issued to the lenders on Closing, with an exercise price of C$3.00 per warrant, representing a 97% premium to the closing price of the Company on October 18, 2019, and a 7-year term.

•	Principal repayment at maturity with no scheduled amortization: the Company can prepay the loan, in full or in part, at any time during the term, without penalty, with cash flow from operations.

•	No mandatory hedging, production payments, offtake, streams or royalties are required.

The Facility will include standard and customary project finance terms and conditions with respect to fees and conditions precedent to Closing (including satisfaction of remaining customary due diligence and other approvals) and remains subject to the completion and execution of definitive loan documentation. The issuance of securities under the terms of the Facility is subject to regulatory approvals. Closing of the transaction is expected during the fourth quarter of 2019.

Multilateral Instrument 61-101

Mr. Lassonde has beneficial ownership of, control or direction over, directly or indirectly, more than 10% of the issued and outstanding common shares of the Company and accordingly, the Facility and the issuance of the warrants insofar as they involve Mr. Lassonde would constitute a related party transaction for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The warrants to be issued to Mr. Lassonde in connection with the Initial Tranche of the Facility represent approximately 1.4% of the 186,081,200 common shares issued and outstanding as at the date hereof and are not expected to result in a material change to Mr. Lassonde’s shareholdings. The Facility, including the participation of Mr. Lassonde and issuance of warrants in connection therewith, was considered, and ultimately approved by the board of directors of the Company on October 15, 2019. The Company is not required to obtain a formal valuation for the Facility by virtue of section 5.4 of MI 61-101. In addition, the Company is relying on the exemption from the formal valuation and minority approval requirements of MI 61-101 set out in section 5.5(a) and section 5.7(a) of MI 61-101 as the fair market value of the Facility and the warrants insofar as it relates to interested parties is not more than 25% of market capitalization.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Etienne Morin at (604) 564-1852.

Item 9	Date of Report

DATED as of this 29th day of October, 2019.

Forward-looking Statements

This material change report contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the Facility, including the proposed terms thereof, the timing for Closing of the Facility, the receipt of all required approvals for the Facility, commitment and syndication of the balance of the Facility, expected use of proceeds of the Facility, results of the feasibility study, including but not limited to the mineral resource and mineral reserve estimation, mine plan and operations, internal rate of return, sensitivities, taxes, net present value, potential recoveries, design parameters, operating costs, capital costs, production data and economic potential; the timing and costs for production decisions; financing timelines and requirements, including the timing and the amount to be secured relating to the Facility; permitting timelines and requirements; requirements for additional land; exploration and planned exploration programs, the potential for discovery of additional mineral resources; upside opportunities including pit wall angles, land agreements, the development of the sulphide mineral resource and exploration potential; timing for start of engineering work, construction, and receipt of permits; timing for first gold production; and the Company's objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this material change report, including without limitation, assumptions regarding the ability to enter into a definitive agreement regarding the Facility; syndication of the Facility; price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; the loan amount to be received upon closing of the Facility; that there will be no material adverse change affecting the Company or its properties; that all required permits and approvals will be obtained; that social or environmental issues might exist, are well understood and will be properly managed; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: failing to enter into a definitive agreement with respect to Engineering, Procurement and Construction Management; failing to enter into a definitive agreement with Trinity Capital or failing to receive commitments or syndicate the balance of the Facility; risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral resources and mineral reserves, including changes in the economic parameters; risks relating to not securing agreements with third parties or not receiving required permits; risks associated with executing the Company’s objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company’s most recently filed management’s discussion and analysis, as well as its annual information form dated March 28, 2019, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.